EXHIBIT 17

Please convey my sentiments to the board of directors regarding the 8-K as filed:

You’ve allotted me only a few hours to review, and to consult with counsel regarding, your proposed version of the Form 8-K, waiting until the very last day to notice me.  Notwithstanding a timing issue you could have easily avoided, I’ve arrived at a few essential comments.  For the reasons outlined in this message, I object to the tenor of, and to certain language contained in, the draft you circulated earlier today.  To avoid any confusion, delay or uncertainty, I’ve identified the following erroneous (or otherwise misleading) underpinnings of the proffered Form 8-K:

1.	I was informed by John Payne, with Laith Yaldoo in attendance, that I was terminated before anyone asked me to resign

2.	That clearly expressed fait accompli rendered any follow-up request for my resignation no more than self-serving window-dressing

3.	More importantly, I have only now learned that the board had cast my termination as a for-cause dismissal

4.	I’ve yet to receive my copy of the minutes of the board meeting conducted on January 4, despite the passage of 36 business days since my counsel first requested those records. I have every right to those minutes, not only as a then-incumbent director, but also as an employee subject to the repercussions associated with any actions taken

5.	For that reason, I remain in no position to rebut whatever allegations those minutes may reveal. I again request those minutes, by Monday

Regards,

Andrew A. Dahl